UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

INTERPACE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

46062X303

(CUSIP Number)

Ampersand 2018 Limited Partnership

AMP-18 Management Company Limited Partnership

AMP-18 MC LLC

55 William Street, Suite 240

Wellesley, MA 02481

Telephone: (781) 239-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46062X303	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Ampersand 2018 Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,666,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,666,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,666,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IV

(1)

Evidenced by 28,000 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B”), of Interpace Biosciences, Inc. (the “Issuer”). The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of common stock, par value $0.01 per share, of the Issuer (the “Common Stock”), equal to the initial stated value per Series B share of $1,000 divided by an initial conversion price of $6.00 per share and then multiplied by the number of shares of Series B to be converted.

(2)

This percentage (a) is calculated based upon 4,041,595 shares of Common Stock outstanding as of October 9, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed by the Issuer on October 19, 2020 and (b) assumes the conversion of all 47,000 outstanding shares of Series B into an aggregate of 7,833,334 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 46062X303	Page 3 of 5 Pages

1	NAME OF REPORTING PERSONS AMP-18 Management Company Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,666,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,666,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,666,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Evidenced by 28,000 shares of Series B. The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the initial stated value per Series B share of $1,000 divided by an initial conversion price of $6.00 per share and then multiplied by the number of shares of Series B to be converted.

(2)

This percentage (a) is calculated based upon 4,041,595 shares of Common Stock outstanding as of October 9, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed by the Issuer on October 19, 2020 and (b) assumes the conversion of all 47,000 outstanding shares of Series B into an aggregate of 7,833,334 shares of Common Stock.

SCHEDULE 13D

CUSIP No. 46062X303	Page 4 of 5 Pages

1	NAME OF REPORTING PERSONS AMP-18 MC LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,666,666 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,666,666 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,666,666 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)

Evidenced by 28,000 shares of Series B. The Series B is convertible from time to time, at the option of the holder thereof, into a number of shares of Common Stock equal to the initial stated value per Series B share of $1,000 divided by an initial conversion price of $6.00 per share and then multiplied by the number of shares of Series B to be converted.

(2)

This percentage (a) is calculated based upon 4,041,595 shares of Common Stock outstanding as of October 9, 2020, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed by the Issuer on October 19, 2020 and (b) assumes the conversion of all 47,000 outstanding shares of Series B into an aggregate of 7,833,334 shares of Common Stock.

Item 1.	Security and Issuer

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2019, as amended by Amendment No. 1 thereto, filed with the SEC on January 17, 2020, and as amended by Amendment No. 2 thereto, filed with the SEC on April 23, 2020 (as so amended, the “Prior Statement” and, as supplemented and amended by this Amendment No. 3, the “Statement”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the Prior Statement. Except as specifically supplemented and amended by this Amendment No. 3, items in the Prior Statement remain unchanged.

This Amendment No. 3 is being filed to report that, on January 7, 2021, the Issuer and Ampersand 2018 Limited Partnership, a Delaware limited partnership (“Ampersand”) entered into a secured promissory note (the “Note”) and a related security agreement (the “Security Agreement”) as further discussed below under Item 6.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Prior Statement is hereby amended and supplemented to include the following:

The Support Agreement (as defined in the Prior Statement) was terminated on September 30, 2020 pursuant to a termination agreement, dated July 9, 2020, between the Issuer and Ampersand.

On January 7, 2021, the Issuer entered into the Note with Ampersand pursuant to which Ampersand made a loan to the Issuer in an aggregate principal amount equal to $3,000,000. The rate of interest on the Note is equal to eight percent (8.0%) per annum and its maturity date is the earlier of (a) June 30, 2021 and (b) the date on which all amounts become due upon the occurrence of any event of default as defined in the Note. No interest payments are due on the Note until its maturity date.

Pursuant to the Security Agreement, the Note is secured by a first priority lien and security interest on substantially all of the assets of the Issuer. Additionally, if a change of control of the Issuer occurs (as defined in the Note) the Issuer is required to make a prepayment of the Note in an amount equal to the unpaid principal amount, all accrued and unpaid interest, and all other amounts payable under the Note out of the net cash proceeds received by the Issuer from the consummation of the transactions related to such change of control. The Issuer may prepay the Note in whole or in part at any time or from time to time without penalty or premium by paying the principal amount to be prepaid together with accrued interest thereon to the date of prepayment. No prepaid amount may be re-borrowed.

The Note contains certain negative covenants which prevent the Issuer from issuing any debt securities pursuant to which the Issuer issues shares, warrants or any other convertible security in the same transaction or a series of related transactions, except that Issuer may incur or enter into any capitalized and operating leases in the ordinary course of business consistent with past practice, or borrowed money or funded debt in an amount not to exceed $4.5 million (the “Debt Threshold”) that is subordinated to the Note on terms acceptable to Ampersand; provided, that if the aggregate consolidated revenue recognized by the Issuer as reported on Form 10-K as filed with the SEC for any fiscal year ending after January 10, 2020 exceeds $45 million dollars, the Debt Threshold for the following fiscal year shall increase to an amount equal to: (x) ten percent (10%); multiplied by (y) the consolidated revenue as reported by the Issuer on Form 10-K as filed with the SEC for the previous fiscal year.

The foregoing descriptions of the Note and the Security Agreement are qualified in their entirety by reference to the full text of the Note and the Security Agreement, which are filed as Exhibit 2 and Exhibit 3 to this Amendment No. 3, respectively, and are incorporated herein by reference in their entirety.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description

1.	Joint Filing Agreement among Ampersand, AMCLP and AMCLLC (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Ampersand 2018 Limited Partnership on July 25, 2019).

2.	Secured Promissory Note, dated January 7, 2021, by Interpace Biosciences, Inc. in favor of Ampersand 2018 Limited Partnership

3.	Security Agreement, dated January 7, 2021, by and between Ampersand 2018 Limited Partnership and Interpace Biosciences, Inc.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2021

Ampersand 2018 Limited Partnership

By: AMP-18 Management Company Limited Partnership, its General Partner

By:	AMP-18 MC LLC, its General Partner

By:	/s/ Dana L. Niles
Name: Dana L. Niles
Title: Chief Operating Officer

AMP-18 Management Company Limited Partnership

By:	AMP-18 MC LLC, its General Partner

By:	/s/ Dana L. Niles
Name: Dana L. Niles
Title: Chief Operating Officer

AMP-18 MC LLC

By:	/s/ Dana L. Niles
Name: Dana L. Niles
Title: Chief Operating Officer